EXHIBIT 20

                                                     NEWS RELEASE

Fortune Brands, Inc.,  1700 East Putnam Avenue,  Old Greenwich, CT  06870


Media Relations:    Investor Relations:
Roger W. W. Baker   Daniel A. Conforti
(203)698-5148       (203)698-5132



     FORTUNE BRANDS SECOND QUARTER PRO FORMA E.P.S. UP 18%;
     REAFFIRMS OUTLOOK FOR EXCELLENT EARNINGS GROWTH IN 1997


Old Greenwich, CT, July 23, 1997 -- Fortune Brands, Inc. (NYSE-

FO), the international consumer products company, announced

strong second quarter results and reaffirmed the outlook for excellent growth in 1997.  Following the spin-off of the U.K.-

based Gallaher tobacco business, American Brands changed its name to Fortune Brands.  Fortune Brands began trading on the New York

Stock Exchange on June 2, 1997.

     The Company reported a strong 18% increase in pro forma

earnings per Common share to 45 cents for the quarter ended June

30, 1997, versus 38 cents a year earlier.  Pro forma fully

diluted earnings per share rose 16% to 43 cents.  Cash earnings

(pro forma E.P.S. plus 14 cents per share of goodwill

amortization) were 59 cents per share (57 cents fully diluted),

which was significantly higher than pro forma earnings.

     Pro forma E.P.S. excludes restructuring and other

nonrecurring charges and is adjusted to reflect the net cash payment Gallaher made to the Company and the assumption that these proceeds were used to repay debt and purchase shares at the beginning of 1996.

     For the six months, pro forma earnings per share were 72

cents, up 16% from 62 cents last year.  Pro forma fully diluted earnings per share rose 15% to 70 cents.  Cash earnings,

including 29 cents (28 cents fully diluted) of goodwill

amortization, were $1.01 per share (98 cents fully diluted).

     "We made dramatic progress for our stockholders during the second quarter," noted Chairman and Chief Executive Officer

Thomas C. Hays.  "We completed the spin-off of the Gallaher

tobacco business, capping a massive 2 1/2 year restructuring that included divesting other operations with $4.4 billion in sales.

We launched Fortune Brands as a premier consumer products company with a strong growth profile.  And we generated a strong increase in pro forma earnings that puts us right on track to achieve our

1997 E.P.S. growth target of 13-15%."

     Hays noted that, for the quarter, net sales rose 5% on a

comparable basis (excluding excise taxes and adjusting last

year's results to eliminate an extra month of operations for U.K.-

based distilled spirits brands), and comparable operating company contribution was up 10%.  Operating company contribution is

operating income excluding restructuring, other nonrecurring charges and amortization of intangibles.

     "We are also achieving solid progress in enhancing our cost structure and return on capital," Hays added.  "Three months ago,

we noted our intent to rationalize manufacturing, distribution and sourcing, to discontinue marginal product lines, and to take associated pre-tax restructuring and related charges

approximating $200 million over the course of the year.  During the second quarter, $89 million in charges were recorded,

including $41 million for the home and office brands (principally relating to the discontinuance and rationalization of product lines) and $48 million for the distilled spirits brands

(principally relating to the realignment and harmonization of domestic and international operations).

     "In other initiatives, significant progress towards

enhancing the global competitiveness of the Master Lock and

Swingline brands is being achieved.   For Master Lock, which has

been under intense pressure from cheap imports, agreement was reached that provides for wage and medical benefit savings, the reduction of about 400 positions over the next three years and flexibility to pursue lower cost manufacturing and foreign

sourcing alternatives.  At Swingline, a decision to move

production to Mexico was finalized."

     With regard to share repurchases, Hays commented that

"following a period of aggressive share repurchases, we have now refined our plans going forward.

     "Over the past 2 1/2 years, we have invested nearly $2

billion to reduce fully diluted shares by 46 million shares, or

21%.  Last October, when we announced plans to spin off Gallaher,

we indicated that, following completion of the transaction, we would consider repurchasing up to 10 million shares, depending on market conditions and other investment opportunities.  Last

month, we repurchased 2 million shares, even though our priority continues to be enhancing our long-term prospects by investing in internal growth and high return add-on acquisitions.

     "Although we retain authority to purchase additional shares and have not ruled out such purchases, we now anticipate that we may not make further substantial purchases this year.  The fast-

changing market landscape highlights the strong long-term benefit of maintaining substantial financial flexibility to pursue

opportunities in the face of major new customer and competitor consolidation announcements, and the authorized share repurchases would have very little impact on our E.P.S. projections.  Our 13-

15% long-term E.P.S. growth goal is not dependent on large share repurchases.  However, at our July 29 Board meeting, we will recommend instituting a systematic share purchase program to cover stock option exercises.  This program is anticipated to be in the range of 2 million shares per year.

     "Consistent with these expectations, we have made a minor

adjustment in our pro forma earnings calculations.  These pro forma calculations, which previously assumed the repurchase of 10 million shares, have been revised to assume repurchase of 2 1/2 million shares.  The impact on pro forma E.P.S. for the second quarter and first half of 1996 is negligible, and the impact on pro forma primary and fully diluted E.P.S. for the full year 1996 is a reduction of two cents to $1.30 and $1.28, respectively.

     "Even so, we continue to expect 13-15% E.P.S. growth

(excluding restructuring) in 1997 compared with the original

$1.32 ($1.30 fully diluted) "base" for 1996.  Thus, our E.P.S.

outlook for the year 1997 remains unchanged and continues to be very positive.  For the third quarter, we expect another solid gain.

     "Our long-term E.P.S. growth goal is also 13-15%, assuming a satisfactory economic and pricing environment.  With our array of market-leading consumer brands, powerful balance sheet and strong cash flow, we believe this optimism about the future is well founded."



                        Brand Highlights



:::Home and Office Products:::

     We announced in April that the home and office operations

would be placed under the coordinated leadership of a single executive.  We have now announced changes in other leadership positions to further coordinate these operations, and we

anticipate further opportunities to capitalize on the overall strengths of these operations.  Home and office products

represent nearly half of consolidated contribution and have solid growth characteristics.



---Office Products ---

     Contribution from the office products brands was up 10% on a

5% increase in sales.  ACCO is the global leader in office

supplies.

     In North America, we continued to gain share, backed by the largest-ever launch of new products and record sales of back-to-

school seasonal products.  Notably strong sales gains were posted geographically in Canada (+15%) and Mexico (+64%), and by the Day-

Timer brand (+16%) and the Kensington brand, which was up 43%,

even excluding the benefit of recently acquired Advanced Gravis.

Kensington, a world leader in computer accessories, is benefiting from innovative new product introductions, including Smart

Sockets and the Orbit trackball.  The Day-Timer brand achieved strong gains in retail shelf space, and retail sell-through was up over 50% for the six months.

     In Europe, sales growth was achieved in the U.K., but

results on the Continent continued to be soft.

     Overall, ACCO is benefiting, with lower costs and very

strong customer service, from ongoing investments in systems and process improvements.

     Last month, ACCO's U.K. operation made an offer in the U.K.

for Nobo Group plc.  Nobo is a manufacturer and supplier of

presentation products and equipment, with a major presence in the

U.K. and a growing position in continental Europe.

     Two nonstrategic units were divested at the end of the

quarter.

     Looking ahead, third quarter office products results will be adversely affected by the divestitures, which had seasonally strong results in last year's third quarter.  For the ongoing office products operations, we expect third quarter results to be on track with the full-year outlook for double-digit contribution growth.



---Home Products ---

     Contribution from the home brands increased 2%, with higher contribution at Moen and Aristokraft mostly offset by the

expected decline at Master Lock.

     In response to intense competitive conditions, Master Lock cut prices at the beginning of 1997 on core padlock products in response to a shift by mass merchants to value-price imported products, and we previously indicated that we anticipate lower contribution from Master Lock throughout 1997.  Response to the promotion has been encouraging, with point-of-sale data at Wal-

Mart and Home Depot documenting very strong volume gains.  As noted above, a labor agreement has been reached that enhances long-term prospects for this brand.  Master Lock also has

significant new products in development.

     Moen, the number 1 faucet in North America, achieved a

modest contribution gain as expected in the quarter, and

initiated a series of major new single-handle faucet product introductions late in June that should favorably affect future results.  These introductions, the most extensive in Moen's

history, will continue with additional models scheduled for

launch in September and early in 1998.  Initial response has been very positive from retailers, wholesalers and builders.  New products with the ultra-durable LifeShine polished brass finish,

introduced in the first quarter, are already performing very well in the marketplace.

     Aristokraft, which is number 2 in kitchen and bath cabinets,

achieved a double-digit contribution increase and another solid increase in working capital efficiency.

     Overall, for the home brands, major steps are underway to

further reduce costs and enhance returns.

     We expect modest contribution growth for the year from home products, even including the projected decline at Master Lock.

Excluding Master Lock, we expect double-digit growth.



:::Golf Brands:::

     The golf brands had an excellent quarter, with sales up 16%

and contribution up 17%, both to records, reflecting solid gains in golf balls, golf shoes, golf gloves and golf clubs by the

Titleist, Foot-Joy, Cobra and Pinnacle brands.

     Worldwide, golf ball sales were up 10% for the quarter and six months.  Titleist brand gains were led by a 26% volume

increase year-to-date for the premium-positioned Titleist

Professional, which is played by Tiger Woods and Ernie Els.

Justin Leonard also played Titleist in winning the British Open last weekend.  Pinnacle golf ball units were up 18% in the

quarter and 22% year-to-date.  Unit sales of custom imprinted golf balls were up 12% for the six months.  Titleist retains a firm hold as the number 1 ball in golf and has won 5 times more events in 1997 than its nearest competitor on the worldwide

professional tours.  Sales of Titleist golf clubs are very

strong, up 14% for the quarter and 18% for the six months, driven by strong demand in all major markets for the Titleist DCI and

DCI Oversize+ irons and for the Scotty Cameron by Titleist

putter.  Tiger Woods used a Scotty Cameron by Titleist putter,

the Newport Teryllium, to negotiate the difficult greens of the

Masters without a three-putt, and Scotty Cameron by Titleist was the putter of choice at 21 of 25 1997 PGA Tour events.

     Foot-Joy, the number 1 golf shoe, posted a 6% unit sales

increase for the six months, with strong increases in the U.S.

and Europe.  DryJoys, which was relaunched in 1997, and the

contemporary Soft-Joy Sierra line led footwear sales with double-

digit increases.  Foot-Joy continues to experience strong growth in spikeless and alternative spike equipped golf shoes in the

U.S.  Sales of these products more than doubled in the first half.  In golf gloves, Foot-Joy achieved strong growth in North

America, Europe and Japan.  The three major sub-brands -- Sta-

Sof, Sof-Joy and Weather-Sof -- contributed double-digit unit increases worldwide.

     The Cobra brand also achieved solid performance, with sales up 33% for the quarter, led by a 25% increase in iron units.

Cobra drivers are the number 1 winner on the PGA Tour this year,

with eight victories.  Tiger Woods, who is number 1 on the PGA

Tour's money list and number 1 in driving distance (294.1 yard average), trusts a King Cobra driver to give him consistency and distance.  Greg Norman, using a King Cobra driver and Cobra

irons, recently won the 1997 FedEx St. Jude Classic tournament,

and Hale Irwin, who is number 1 on the 1997 Senior PGA Tour's money list, uses a King Cobra Ti driver and the new King Cobra II

Tour irons.  In manufacturing, quality initiatives in shaft and club assembly resulted in record production volume and excellent quality.

     The golf brands are very well positioned in a growing

worldwide market, and we expect solid double-digit contribution growth from these brands in the third quarter and for the full year.



:::Distilled Spirits Brands:::

     Contribution from the distilled spirits brands was up 5% in the quarter, reflecting a strong performance for the

international operations.  Comparisons were distorted by the inclusion in the 1996 second quarter of an additional month of sales to shift the U.K.-based Whyte & Mackay operations to a calendar year basis (previously reported on a one-month delay).

Adjusting 1996 to a comparable basis, contribution was up 10%,

and sales excluding excise taxes were up slightly.

     Worldwide, total distilled spirits case volume declined 2.5%

in the quarter and 1.3% for the six months.  Jim Beam, the number

1 Bourbon in the world, achieved a 1% worldwide shipment increase year-to-date, and Jim Beam premixed cocktails were up 11% to over a million cases.

     International contribution was up 24% in the quarter,

benefiting from improved gross margins and lower operating

expenses.  International margin and contribution growth came largely from export sales of Scotch whisky, and from Australia and Germany, the two largest export markets for Jim Beam Bourbon.

     North American contribution declined 1% in the quarter but was up 3% for the six months, and margins showed good improvement in the quarter, reflecting price increases, an improved product mix and lower operating expenses.  Depletions (sales by

distributors to retailers) of the high-margin Small Batch

Bourbons were up 50% off a small base for both the quarter and six months.  With innovative new product introductions, DeKuyper cordials continue to perform well.  For example, the new DeKuyper

Sour Apple Pucker line extension has exceeded expectations,

already shipping over 50,000 cases.  Overall, aggressive price increases have negatively affected volume but favorably affected contribution.

     We expect continued solid contribution growth from the

distilled spirits brands in the third quarter and for the full year.  With strong cash flow, the distilled spirits brands

generate significantly faster increases in pre-tax income.

                             * * * *

     Fortune Brands, Inc. is an international consumer products company with headquarters in Old Greenwich, Connecticut.  Its operating companies have powerhouse brands and leading market positions.  Home and office products consist of hardware and home improvement brands -- including Moen faucets, Master locks and

Aristokraft cabinets sold by units of MasterBrand Industries --

and office products brands -- including ACCO World Corporation's

Day-Timer and Swingline.  Acushnet Company's golf brands include

Titleist, Cobra and Foot-Joy.  Major distilled spirits brands sold by units of JBB Worldwide, Inc. include Jim Beam and the

Small Batch Bourbons, DeKuyper cordials and Whyte & Mackay

Scotch.

                           *    *    *

     This press release contains statements relating to future

results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.

Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign

exchange rate fluctuations, competitive product and pricing

pressures, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange

Commission filings.

                              # # #


                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                          Three Months Ended June 30,
                                         1997        1996      % Change

Net Sales                              $1,235.5   $1,207.7        2.3

    Cost of sales                         733.0      733.1          -

    Advertising, selling, general
      and administrative expenses         328.4      318.6        3.1

    Amortization of intangibles            25.9       27.0       (4.1)

    Restructuring and other
         nonrecurring charges              89.3          -          -

    Interest and related expenses          30.8       42.7      (27.9)

    Other (income) expenses, net            0.7       (2.6)         -

Income From Continuing Operations
     Before Income Taxes                   27.4       88.9      (69.2)

    Income taxes                           23.1       32.9      (29.8)

Income From Continuing Operations           4.3       56.0      (92.3)

Income from discontinued operations       (36.5)      66.0          -

Extraordinary  items                          -          -          -

Net Income                               ($32.2)     $122.0    (126.4)

Earnings Per Common Share

    Primary

    Income from operations                $0.41      $0.31       32.3

    Restructuring and other
      nonrecurring charges                (0.38)         -          -

    Income from continuing operations      0.03       0.31      (90.3)

    Income from discontinued              (0.22)      0.38          -
      operations

    Extraordinary items                       -          -          -

       Net income                        ($0.19)     $0.69     (127.5)

    Fully Diluted

    Income from operations                $0.40      $0.31       29.0

    Restructuring and other
      nonrecurring charges                (0.37)         -          -

    Income from continuing operations      0.03       0.31      (90.3)

    Income from discontinued              (0.22)      0.37          -
      operations

    Extraordinary items                       -          -          -

       Net income                        ($0.19)     $0.68     (127.9)


Avg. Common Shares Outstanding
    Primary                               172.0      174.9      (1.7)
    Fully diluted                         176.1      178.9      (1.6)




                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                           Six Months Ended June 30,
                                         1997       1996       % Change

Net Sales                              $2,340.6   $2,262.8        3.4

    Cost of sales                       1,389.5    1,367.1        1.6

    Advertising, selling, general
      and administrative expenses         641.4      609.7        5.2

    Amortization of intangibles            51.9       51.2        1.4

    Restructuring and other
      nonrecurring charges                 89.3          -          -

    Interest and related expenses          68.7       79.5      (13.6)

    Other (income) expenses, net            2.8        0.3          -

Income From Continuing Operations
     Before Income Taxes                   97.0      155.0      (37.4)

    Income taxes                           57.7       67.2      (14.1)

Income From Continuing Operations          39.3       87.8      (55.2)

Income from discontinued operations        65.1      158.3      (58.9)

Extraordinary  items                          -      (10.3)         -

Net Income                               $104.4     $235.8      (55.7)

Earnings Per Common Share

    Primary

    Income from operations                $0.61      $0.49       24.5

    Restructuring and other
      nonrecurring charges                (0.38)         -          -

    Income from continuing operations      0.23       0.49      (53.1)

    Income from discontinued               0.38       0.90      (57.8)
      operations

    Extraordinary items                       -      (0.06)         -

       Net income                         $0.61      $1.33      (54.1)

    Fully Diluted

    Income from operations                $0.60      $0.49       22.4

    Restructuring and other
      nonrecurring charges                (0.37)         -          -

    Income from continuing operations      0.23       0.49      (53.1)

    Income from discontinued               0.36       0.87      (58.6)
      operations

    Extraordinary items                       -      (0.06)          -

       Net income                         $0.59      $1.30      (54.6)


Avg. Common Shares Outstanding
    Primary                               171.7      176.3       (2.6)
    Fully diluted                         175.5      182.4       (3.8)

                                 (NOTES FOLLOW)

                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)

NOTES:

(1)  PRO FORMA FINANCIAL INFORMATION

     On May 30, 1997, the international tobacco operations were spun off and to allocate the overall debt burden of the Company at the time of the spin-off, Gallaher borrowed and paid to the Company an amount that will ultimately result in approximately $1.25 billion, after taxes. The Company used the proceeds initially to pay down short-term debt.

     The following sets forth income from continuing operations excluding restructuring and other nonrecurring charges and adjusted to reflect the net cash payment Gallaher made to the Company and the assumption that such proceeds were used to purchase 2.5 million Common shares and repay debt as of January 1, 1996. The ultimate use of the proceeds may differ from that described herein.
                                     PRO FORMA FINANCIAL INFORMATION
                                       Three Months Ended June 30,
                                         1997      1996    %Change
     Income from Operations             $76.5     $66.3     15.4
     Earnings Per Common Share-
          Primary                       $0.45     $0.38     18.4
          Fully Diluted                  0.43      0.37     16.2

                                        Six Months Ended June 30,
                                         1997      1996    %Change
     Income from Operations            $121.8     $108.4    12.4
     Earnings Per Common Share-
          Primary                       $0.72     $0.62     16.1
          Fully Diluted                  0.70      0.61     14.8

     Previously published pro forma amounts, which reflected an assumed purchase of 10 million Common shares, have been adjusted to reflect an amended purchase of 2.5 million Common shares. The impact to E.P.S. for the three months and six months ended June 30, 1996 is negligible. The impact on primary and fully diluted E.P.S. for the year 1996 is a reduction of two cents to $1.30 and $1.28, respectively.



                              FORTUNE BRANDS, INC.
                                  (In millions)

NOTES (CONTINUED):

(1)  PRO FORMA FINANCIAL INFORMATION (Concluded)

     Amortization of intangibles included in both reported and pro forma primary and fully diluted earnings per share for the three months ended June 30, 1997 amounted to 14 cents and for the 1996 period amounted to 15 cents and 14 cents, respectively. For the six months ended June 30, 1997 amortization of intangibles included in primary and fully diluted earnings per share amounted to 29 cents and 28 cents, and for the 1996 period, amounted to 28 cents and 27 cents, respectively.

(2)  INFORMATION ON BUSINESS SEGMENTS

     Net sales by business segment:

                                       Three Months Ended June 30,
                                        1997        1996     %Change
     Home Products                   $  335.5    $  335.4        -
     Office Products                    285.4       271.4      5.2
         Home and Office Products       620.9       606.8      2.3
     Golf Products                      305.4       263.8     15.8
     Distilled Spirits (a)              309.2       337.1     (8.3)
                                     $1,235.5    $1,207.7      2.3


                                        Six Months Ended June 30,
                                        1997        1996     %Change
     Home Products                   $  664.2    $  656.7      1.1
     Office Products                    575.5       549.0      4.8
         Home and Office Products     1,239.7     1,205.7      2.8
     Golf Products                      541.3       473.6     14.3
     Distilled Spirits (a)              559.6       583.5     (4.1)
                                     $2,340.6    $2,262.8      3.4

    (a) Federal and foreign excise taxes included in net sales and cost of sales for the three months ended June 30, 1997 and 1996 amounted to $103.8 and $116.1, and for the six months ended June 30, 1997 and 1996 amounted to $185.8 and $202.3, respectively.

          Consolidated net sales, excluding excise taxes and an extra month last year at Whyte & Mackay U.K. operations (change to calendar year-end), were up 5% for the three months and 6% for the six months ended June 30, 1997.



                              FORTUNE BRANDS, INC.
                                  (In millions)

NOTES (CONTINUED):

(2)  INFORMATION ON BUSINESS SEGMENTS (Concluded)

     Distilled Spirits net sales, excluding excise taxes and an extra month last year at Whyte & Mackay U.K. operations (change to calendar year-end), were up slightly for the three months and 3% for the six months ended June 30, 1997.

     Operating company contribution by business segment:

                                       Three Months Ended June 30,
                                        1997        1996     %Change
     Home Products                     $ 51.7      $ 50.9      1.6
     Office Products                     17.2        15.6     10.3
         Home and Office Products        68.9        66.5      3.6
     Golf Products                       66.1        56.6     16.8
     Distilled Spirits                   60.1        57.0      5.4
                                       $195.1      $180.1      8.3


                                        Six Months Ended June 30,
                                        1997        1996     %Change
     Home Products                     $103.6      $101.2      2.4
     Office Products                     43.8        40.5      8.1
         Home and Office Products       147.4       141.7      4.0
     Golf Products                       99.6        94.6      5.3
     Distilled Spirits                  100.0        93.2      7.3
                                       $347.0      $329.5      5.3


     Operating company contribution is operating income excluding restructuring, other nonrecurring charges and amortization of intangibles.

     Consolidated and Distilled Spirits operating company contribution excluding the extra month at Whyte & Mackay last year were each up 10% for the three months ended June 30, 1997.



                              FORTUNE BRANDS, INC.
                                  (In millions)

NOTES (CONTINUED):


(3)  DISCONTINUED OPERATIONS

     On May 30, 1997 the international tobacco operations were spun off and the name of the Company was changed to Fortune Brands, Inc. As a result, the Company's stockholders owned shares in two publicly-traded companies - Fortune Brands, Inc. and Gallaher Group Plc.

     The financial statements have been reclassified to identify tobacco operations as discontinued operations for all periods. Summarized results of operations for the international tobacco operations, net of allocation of interest expense based on a ratio of Gallaher's net assets to consolidated net assets of the Company, is as follows:

                              Three Months Ended     Six Months Ended
      Results Of Operations        June 30,              June 30,
                                1997*     1996       1997*     1996
      Net Sales               $835.2   $1,278.3   $2,575.0  $2,961.1
      Income Before Taxes     $ 40.7     $102.2     $193.4    $243.7
      Spin-off Expenses        (67.2)         -      (67.2)        -
      Income Taxes             (10.0)     (36.2)     (61.1)    (85.4)
      Income From
        Discontinued Opers.   $(36.5)    $ 66.0     $ 65.1    $158.3

        * Includes results through May 30, 1997; two months in the three months ended June 30, 1997 and five months in the six months ended June 30, 1997.

     In connection with the spin-off, the conversion rate of each share of $2.67 Convertible Preferred stock was adjusted from 4.08 shares of American Brands, Inc. Common stock to 6.205 shares of Fortune Brands Common stock.

     In connection with the spin-off, 63.18% of each shareholder's tax basis in American Brands common shares should be allocated to Fortune Brands common shares and 36.82% should be allocated to Gallaher Group Plc shares.



                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)

NOTES (CONTINUED):


(4)  RESTRUCTURING AND OTHER NONRECURRING CHARGES

     As previously announced, the Company has been reviewing productivity-enhancing restructuring opportunities and, during the three months ended June 30, 1997, recorded a pre-tax charge of $89.3.

     Home Products include a $17.4 pre-tax charge related to the discontinuance of certain product lines and operations, the consolidation of facilities and the write-down of property, plant and equipment.

     Office Products include a $23.5 pre-tax charge, principally resulting from the discontinuance and rationalization of businesses and product lines, lease cancellation costs and related assets and the write-down of property, plant and equipment, partly offset by the pre-tax gain on the sale of Sax Arts and Crafts, Inc. and Don Gresswell Limited.

     Distilled Spirits include a $48.4 pre-tax charge resulting from the realignment and harmonization of domestic and international operations and relates to the standardization of bulk inventory valuations, and costs related to international distribution and lease agreements.

     Restructuring and other nonrecurring charges by business segment:

                                   Three and Six Months Ended
                                         June 30, 1997
                                               Nonrecurring
                                               Cost of Sales
                                Restructuring     Charges     Total
     Home Products                 $ 9.1          $ 8.3       $17.4
     Office Products                23.4            0.1        23.5
          Home and Office Products  32.5            8.4        40.9
     Distilled Spirits              23.3           25.1        48.4
                                   $55.8          $33.5       $89.3

     Income Taxes                                             $23.9
     Net Charge                                               $65.4
     Charge Per Common Share
         Primary                                              $0.38
         Fully Diluted                                        $0.37



                              FORTUNE BRANDS, INC.
                                  (In millions)

NOTES (CONCLUDED):

(4)  RESTRUCTURING AND OTHER NONRECURRING CHARGES (Concluded)

     Consistent with current accounting guidelines for restructuring activities, the Company expects to record additional charges during the third and fourth quarters of 1997 of approximately $100 (pre-tax) as formal restructuring plans are approved and communicated.

(5)  EXTRAORDINARY ITEMS

     In March 1996, the Company redeemed $149.6 of its $150 7- 5/8% Eurodollar Convertible Debentures, Due 2001, at a redemption price of 103.8125% of the principal amount plus accrued interest and redeemed its $150 9-1/8% Debentures, Due 2016, at a redemption price of 104.4375% of the principal amount plus interest. In connection with the redemptions, the Company recorded a charge of $10.3 ($15.8 pre-tax), or six cents per Common share.

(6)  PENDING LITIGATION

     The Company and its subsidiaries are defendants in various lawsuits associated with their business and operations and the Company is a defendant in actions based upon allegations that human ailments have resulted from tobacco use. It is not possible to predict the outcome of the pending litigation, but management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the results of operations, cash flow or financial condition of the Company. These actions are being vigorously contested.

     On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company agreed to indemnify the Company against claims arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

     In connection with the spin-off of Gallaher Group Plc on May 30, 1997, Gallaher Group Plc and Gallaher Limited agreed to indemnify the Company against claims arising from smoking and health and fire safe cigarette matters relating to the tobacco business of Gallaher and its subsidiaries.



                              FORTUNE BRANDS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (In millions)

                                                June 30,    December 31,
                                                  1997          1996
                                               (Unaudited)   (Restated)
Assets

  Current assets
    Cash and cash equivalents                     $157.5        $34.9
    Accounts receivable, net                       867.2        892.4
    Inventories                                  1,019.5      1,037.9
    Net assets of discontinued operations              -        683.3
    Other current assets                           173.3        193.6
                                               ---------    ---------
      Total current assets                       2,217.5      2,842.1

  Property, plant and equipment, net               943.8        972.6
  Intangibles resulting from
   business acquisitions, net                    3,659.8      3,730.7
  Other assets                                     199.4        191.9
                                               ---------    ---------
      Total assets                              $7,020.5     $7,737.3
                                               =========    =========
Liabilities and Stockholders' Equity

  Current liabilities
    Short-term debt                                $37.4       $728.3
    Current portion of long-term debt              201.5         53.9
    Other current liabilities                    1,395.0      1,285.9
                                               ---------    ---------
      Total current liabilities                  1,633.9      2,068.1

  Long-term debt                                   846.2      1,598.3
  Other long-term liabilities                      428.5        386.7
                                               ---------    ---------
      Total liabilities                          2,908.6      4,053.1

  Stockholders' equity                           4,111.9      3,684.2
                                               ---------    ---------
      Total liabilities and
        stockholders' equity                    $7,020.5     $7,737.3
                                               =========    =========